UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Trade Desk, Inc.

(Name of Issuer)

Class A Common Stock, $0.000001 par value

(Title of Class of Securities)

88339J105

(CUSIP Number)

Founder Collective 1 Mifflin Place, Suite 300 Cambridge, MA 02138	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339J105

1.	Names of Reporting Persons. Founder Collective, L.P. (“FC”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,728,621 shares of Class B Common Stock[1], except that (i) Founder Collective GP, LLC (“FCGP”), the general partner of FC, may be deemed to have sole power to vote these shares, and (ii) David A. Frankel (“Frankel”), a managing member of FCGP, may be deemed to have shared power to vote these shares and Eric Paley (“Paley”), a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,728,621 shares of Class B Common Stock[1], except that (i) FCGP, the general partner of FC, may be deemed to have sole power to dispose of these shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to dispose of these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,621 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) PN

1	Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation. All shares of Class B Common Stock will convert automatically into shares of a Class A Common Stock on a one-for-one basis upon the earlier of (i) the date on which the number of outstanding shares of Class B Common Stock represent less than ten percent (10%) of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock or (ii) a date specified by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Class B Common Stock.

CUSIP No. 88339J105

1.	Names of Reporting Persons. Founder Collective Entrepreneurs’ Fund, LLC (“FCEF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

504,732 shares of Class B Common Stock[1], except that (i) FCGP, the managing member of FCEF, may be deemed to have sole power to vote these shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to vote these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

504,732 shares of Class B Common Stock[1], except that (i) FCGP, the managing member of FCEF, may be deemed to have sole power to dispose of these shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to dispose of these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,732 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88339J105

1.	Names of Reporting Persons. Founder Collective GP, LLC (“FCGP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,233,353 shares of Class B Common Stock[1] of which 1,728,621 shares are directly owned by FC and, 504,732 shares are directly owned by FCEF, except that Frankel, a managing member of FCGP, may be deemed to have shared power to vote these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,233,353 shares of Class B Common Stock[1] of which 1,728,621 shares are directly owned by FC and, 504,732 shares are directly owned by FCEF, except that Frankel, a managing member of FCGP, may be deemed to have shared power to dispose of these shares and Paley and member of the Board of Directors of the Issuer, a managing member of FCGP, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,353 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88339J105

1.	Names of Reporting Persons. David A. Frankel (“Frankel”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,233,353 shares of Class B Common Stock[1] of which 1,728,621 shares are directly owned by FC and, 504,732 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have sole power to vote these FC and FCEF shares, and (ii) Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,233,353 shares of Class B Common Stock[1] of which 1,728,621 shares are directly owned by FC and, 504,732 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have shared power to dispose of these shares and (ii) Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,353 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88339J105

1.	Names of Reporting Persons. Eric Paley (“Paley”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,233,353 shares of Class B Common Stock[1] of which 1,728,621 shares are directly owned by FC and, 504,732 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have sole power to vote these FC and FCEF shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,233,353 shares of Class B Common Stock[1] of which 1,728,621 shares are directly owned by FC and, 504,732 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have shared power to dispose of these shares and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,353 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88339J105

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2016, by the Reporting Persons, (collectively, the “Schedule 13D”), with respect to shares of Class A Common Stock, par value $0.000001 per share, of The Trade Desk, Inc. (the “Issuer”) (“Class A Common Stock”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Each of Founder Collective, L.P. (“FC”) and Founder Collective Entrepreneurs’ Fund, LLC (“FCEF”) converted shares of Class B Common Stock, par value $0.000001 per share, of the Issuer (“Class B Common Stock”) to Class A Common Stock and disposed of Class A Common Stock for investment purposes. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 17,353,035 shares of Class A Common Stock outstanding as reported on the Issuer’s Prospectus, as filed with the Securities and Exchange Commission on March 1, 2017.

(a) FC directly beneficially owns 1,728,621 shares of Class B Common Stock, or approximately 9.1% of the Class A Common Stock outstanding upon conversion of its Class B Common Stock. FCEF directly beneficially owns 504,732 shares of Class B Common Stock, or approximately 2.8% of the Class A Common Stock outstanding upon conversion of its Class B Common Stock. FCGP, as the general partner of FC and managing member of FCEF, may be deemed to indirectly beneficially own the securities owned by each of FC and FCEF.

(c) Except as described in this statement and this Item 5(c), none of the Reporting Persons has effected any transactions in the Class A Common Stock in the 60 days prior to the date of this statement. On March 3, 2017, the Issuer completed a follow-on offering of its Class A Common Stock (the “Follow-on Offering”). As part of the Follow-on Offering , 1,667,813 shares of Class B Common Stock held by FC and 486,977 shares of Class B Common Stock held by FCEF converted into 1,667,813 and 486,977 shares of Class A Common Stock (the “Converted Shares”), respectively, for no consideration. The Converted Shares were immediately sold for $35.50 per share. Such conversions and sales were reported on (i) a joint Form 4 filed with the Securities and Exchange Commission on March 3, 2017 by FC, FCEF and Frankel (File No. 001-37879) and (ii) a Form 4 filed with the Securities and Exchange Commission on March 3, 2017 by Paley (File No. 001-37879).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”) entered into with Citigroup Global Markets Inc., Jefferies LLC and RBC Capital Markets, LLCs as representatives of a group of Underwriters, relating to the Follow-on Offering, FC and FCEF each agree, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of the Issuer’s capital stock for a period from the effective date of the Underwriting Agreement until 60 days after such date. Such Underwriting Agreement is more fully described in the Prospectus and was filed as Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-216105), and such description is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

EXHIBIT A	Agreement of Regarding the Joint Filing of Schedule 13D

EXHIBIT H	Form of Underwriting Agreement filed as Exhibit 1.1 of the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-216105) and incorporated herein by reference.

CUSIP No. 88339J105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2017

Founder Collective, L.P.

	By:	Founder Collective GP, LLC

	By:	/s/ Joseph DeFilippi
Attorney-in-Fact

Founder Collective Entrepreneurs’ Fund, L.P.

	By:	Founder Collective GP, LLC

	By:	/s/ Joseph DeFilippi
Attorney-in-Fact

Founder Collective GP, LLC

	By:	/s/ Joseph DeFilippi
Attorney-in-Fact

David A. Frankel

By:	/s/ Joseph DeFilippi
Attorney-in-Fact

Eric Paley

By:	/s/ Joseph DeFilippi
Attorney-in-Fact